Exhibit 1.1

PEPSICO, INC.

3.750% Senior Notes due 2029

4.250% Senior Notes due 2035

TERMS AGREEMENT

October 9, 2026

To:	PepsiCo, Inc. 700 Anderson Hill Road Purchase, New York 10577

Ladies and Gentlemen:

We understand that PepsiCo, Inc., a North Carolina corporation (the “Company”), proposes to issue and sell €500,000,000 of its 3.750% Senior Notes due 2029 (the “2029 Notes”) and €500,000,000 of its 4.250% Senior Notes due 2035 (the “2035 Notes,” and together with the 2029 Notes, the “Underwritten Securities”), subject to the terms and conditions stated herein and in the PepsiCo, Inc. Underwriting Agreement Standard Provisions dated as of November 18, 2019 incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form S-3 (File No. 333-277003) filed with the Securities and Exchange Commission on February 12, 2024 (the “Standard Provisions”). Each of the applicable provisions in the Standard Provisions (including defined terms) is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein. We, the underwriters named below (the “Underwriters”), offer to purchase, severally and not jointly, the amount of Underwritten Securities opposite our names set forth below at a purchase price equal to 99.728% of the principal amount thereof for the 2029 Notes and 99.399% of the principal amount thereof for the 2035 Notes.

	Principal Amount of
Underwriters	2029 Notes	2035 Notes
Deutsche Bank AG, London Branch	€225,000,000	€225,000,000
HSBC Bank plc	225,000,000	225,000,000
Academy Securities, Inc.	16,667,000	16,667,000
Loop Capital Markets LLC	16,667,000	16,667,000
PNC Capital Markets LLC	16,666,000	16,666,000
Total	€500,000,000	€500,000,000

The Underwriters agree to reimburse the Company for €450,000 of its expenses incurred in connection with the offering of the Underwritten Securities; such reimbursement to occur simultaneously with the purchase and sale of the Underwritten Securities at the Closing Time.

Section 9(a)(vii) of the Standard Provisions shall apply to the Underwritten Securities.

Section 9(c) of the Standard Provisions shall apply to this Agreement, as amended and restated as follows:

(c) If the applicable Terms Agreement specifically provides that this Section 9(c) shall apply to such Terms Agreement, then the Company hereby authorizes the Stabilizing Manager named in such Terms Agreement in its role as stabilizing manager (the “Stabilizing Manager”) to make adequate public disclosure regarding stabilization of the information required in relation to such stabilization. The Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager), may over-allot Underwritten Securities or effect transactions with a view to supporting the prices of the Underwritten Securities at levels higher than those which might otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the Underwritten Securities is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 calendar days after the date on which the Company received the proceeds of the issue and 60 calendar days after the date of the allotment of the Underwritten Securities. Such stabilization shall be conducted in accordance with all applicable laws and rules. Any loss or profit sustained as a consequence of any such over-allotment or stabilization shall be for the account of the Stabilizing Manager. Nothing contained in this paragraph (c) shall be construed so as to require the Company to issue in excess of the aggregate principal amount of Underwritten Securities specifically set forth in the applicable Terms Agreement.

Section 9(d) and (e) of the Standard Provisions shall apply to this Agreement. The Stabilizing Manager is Deutsche Bank AG, London Branch. The Manufacturer is Deutsche Bank AG, London Branch.

Section 9(f) of the Standard Provisions shall apply to this Agreement.

Subsection (g) is added to Section 9 of the Standard Provisions:

(g) Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(i) each of Deutsche Bank AG, London Branch and HSBC Bank plc (each a “UK Manufacturer” and together the “UK Manufacturers”) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Underwritten Securities and the related information set out in the Prospectus and announcements in connection with the Underwritten Securities; and

(ii) the other Underwriters note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Underwritten Securities by the UK Manufacturers and the related information set out in the Prospectus and announcements in connection with the Underwritten Securities.

Subsection (h) is added to Section 9 of the Standard Provisions:

(h) Notwithstanding and to the exclusion of any other term of this Agreement or any other agreements, arrangements or understanding between the relevant Underwriter and the Company, the Company acknowledges and accepts that a UK Bail-In Liability arising under this Agreement may be subject to the exercise of UK Bail-In Powers by the relevant UK resolution authority, and acknowledges, accepts, and agrees to be bound by:

(i) the effect of the exercise of UK Bail-In Powers by the relevant UK resolution authority in relation to any UK Bail-In Liability of any relevant Underwriter to the Company under this Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(A) the reduction of all, or a portion, of the UK Bail-In Liability or outstanding amounts due thereon;

(B) the conversion of all, or a portion, of the UK Bail-In Liability into shares, other securities or other obligations of any relevant Underwriter or another person (and the issue to or conferral on the Company of such shares, securities or obligations);

(C) the cancellation of the UK Bail-In Liability; and

(D) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii) the variation of the terms of this Agreement, as deemed necessary by the relevant UK resolution authority, to give effect to the exercise of UK Bail-in Powers by the relevant UK resolution authority.

For the purposes of this Section 9(h) of the Standard Provisions:

“UK Bail-In Legislation” means Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“UK Bail-In Liability” means a liability in respect of which the UK Bail-In Powers may be exercised.

“UK Bail-in Powers” means the powers under the UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.

For purposes of Section 21 of the Standard Provisions, the identified provisions are: (i) the fifth paragraph of text under the caption “Underwriting” in such preliminary prospectus, Time of Sale Prospectus and the Prospectus; (ii) the fourth sentence of the seventh paragraph of text under the caption “Underwriting” in such preliminary prospectus, Time of Sale Prospectus and the Prospectus; (iii) the eighth paragraph of text under the caption “Underwriting” in such preliminary prospectus, Time of Sale Prospectus and the Prospectus; (iv) the eleventh and twelfth paragraphs of text under the caption “Underwriting” in such preliminary prospectus, Time of Sale Prospectus and the Prospectus; and (v) the first and second full paragraphs of text on page S-2 in such preliminary prospectus, Time of Sale Prospectus and the Prospectus.

The signature of any signatory to this Agreement may be manual or facsimile (including, for the avoidance of doubt, electronic).

The Underwritten Securities and the offering thereof shall have the following additional terms:

Issuer:	PepsiCo, Inc.
Trade Date:	October 9, 2026
Time of Sale:	12:15 p.m. New York time on the Trade Date
Settlement Date (T+4):	October 16, 2026
Closing Time:	6:00 a.m. New York time on the Settlement Date
Closing Location:	New York, New York
Time of Sale Prospectus:	Base prospectus dated February 12, 2024, preliminary prospectus supplement dated October 9, 2026 and free writing prospectus dated October 9, 2026

Title of Securities:	3.750% Senior Notes due 2029	4.250% Senior Notes due 2035
Aggregate Principal Amount Offered:	€500,000,000	€500,000,000
Maturity Date:	October 16, 2029	October 16, 2035
Interest Payment Dates:	Annually in arrears on each October 16, commencing October 16, 2027	Annually in arrears on each October 16, commencing October 16, 2027
Benchmark Bund:	DBR 0.000% due August 15, 2029	DBR 2.600% due August 15, 2035
Benchmark Bund Yield:	3.122%	3.432%
Spread to Benchmark Bund:	+64.5 basis points	+84.2 basis points
Mid-Swap Yield:	3.437%	3.544%
Spread to Mid-Swap:	+33 basis points	+73 basis points
Reoffer Yield:	3.767%	4.274%
Coupon:	3.750%	4.250%
Price to Public:	99.953%	99.824%

Redemption for Tax Reasons:	The issuer may redeem all, but not less than all, of the Underwritten Securities in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the Underwritten Securities to, but not including, the date fixed for redemption.

Optional Redemption:	Prior to September 16, 2029, make-whole call at comparable government bond rate plus 10 basis points; par call at any time on or after September 16, 2029.	Prior to July 16, 2035, make-whole call at comparable government bond rate plus 15 basis points; par call at any time on or after July 16, 2035.
Net Proceeds to PepsiCo (Before Expenses):	€498,640,000	€496,995,000

Use of Proceeds:	The issuer intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.
Day Count Fraction:	ACTUAL / ACTUAL (ICMA)
CUSIP / ISIN / Common Code:	713448 GS1 / XS3541074905 / 354107490	713448 GT9 / XS3541075381 / 354107538
Currency of Payment:	All payments of interest and principal, including payments made upon any redemption of the Underwritten Securities, will be payable in euro. If, on or after the issuance of the Underwritten Securities, the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Underwritten Securities will be made in U.S. dollars until the euro is again available to the issuer and so used.
Additional Amounts:	The issuer will, subject to certain exceptions and limitations, pay as additional interest on the Underwritten Securities such additional amounts as are necessary in order that the net payment by the issuer of the principal of and interest on the Underwritten Securities to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the Underwritten Securities then due and payable.
Listing:	The issuer intends to apply to list the Underwritten Securities on the Nasdaq Bond Exchange and expects trading in the Underwritten Securities to begin within 30 days after the date of their issuance.
Minimum Denomination:	€100,000 and integral multiples of €1,000
Joint Book-Running Managers:	Deutsche Bank AG, London Branch HSBC Bank plc
Co-Managers:	Academy Securities, Inc. Loop Capital Markets LLC PNC Capital Markets LLC
Address for Notices to the Representatives:

Deutsche Bank AG, London Branch
21 Moorfields
London EC2Y 9DB
United Kingdom
Tel: +44 207 545 4361
Attention: DCM Debt Syndicate

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom
Tel: +44 20 7991 8888
Email: transaction.management@hsbcib.com
Attention:  Head of DCM Legal

IN WITNESS WHEREOF, the parties hereto have executed this Terms Agreement as of the date first above written.

PEPSICO, INC.

By:	/s/ Stephen Schmitt
	Name:	Stephen Schmitt
	Title:	Executive Vice President and Chief Financial Officer

By:	/s/ Ada Cheng
	Name:	Ada Cheng
	Title:	Senior Vice President, Finance and Treasurer

CONFIRMED AND ACCEPTED, as of the date first above written:

By:	Deutsche Bank AG, London Branch in its capacity as Underwriter and Stabilizing Manager

By:	/s/ Kevin Prior
	Name:	Kevin Prior
	Title:	Managing Director

By:	/s/ John Han
	Name:	John Han
	Title:	Managing Director

By:	HSBC Bank plc

By:	/s/ Paul Phelps
	Name:	Paul Phelps
	Title:	Authorised Signatory

By:	Academy Securities, Inc.

By:	/s/ Michael Boyd
	Name:	Michael Boyd
	Title:	Chief Compliance Officer

By:	Loop Capital Markets LLC

By:	/s/ Omar F. Zaman
	Name:	Omar F. Zaman
	Title:	Managing Director, Head of Coverage & Debt Finance

By:	PNC Capital Markets LLC

By:	/s/ Michael Schultz
	Name:	Michael Schultz
	Title:	Assistant Vice President

Schedule I

Time of Sale Prospectus:

1.	Preliminary Prospectus dated October 9, 2026 (including the Base Prospectus dated February 12, 2024)

2.	Any free writing prospectuses approved by the Representatives and filed by the Company under Rule 433(d) under the Securities Act

3.	Final Term Sheet dated October 9, 2026 to be filed by the Company pursuant to Rule 433 under the Securities Act setting forth certain terms of the Underwritten Securities